Greg A. Reed Appointed President and

Chief Executive Officer of Dundee Wealth Bank

FOR IMMEDIATE RELEASE

Toronto, February 1, 2006 – Kym Anthony, Executive Chairman of Dundee Wealth Bank, is pleased to announce the appointment of Greg A. Reed as the President and CEO of Dundee Wealth Bank.  In his new role, Mr. Reed will be responsible for the  strategy and operations of the Bank, which will have as its focus, the provision of innovative banking solutions to Canadians through several channels.

"We are very pleased to welcome Greg to the Dundee organization and to our senior management team," stated Mr. Anthony. "His leadership, experience and financial industry expertise will play a key role in achieving our long-term objectives."

As past President and CEO of Altamira Investment Services and a senior executive of the National Bank of Canada, Mr. Reed led the introduction of rapidly-growing banking products delivered to clients through their independent financial advisors.  Previously, he pursued a successful 20-year career with international consulting firm, McKinsey & Company.  He holds an MBA from Harvard Business School, and a BSc in Computer Science from the University of Toronto.

“Dundee already offers a very comprehensive range of wealth management services”, stated Mr. Reed.  “Dundee Wealth Bank is uniquely positioned to extend our service line to include traditional banking products.  Delivering these combined services to Canadians, through their financial advisors and other channels, creates some very exciting growth avenues for Dundee.”

Dundee Wealth Bank is a Schedule I Chartered Bank and part of the Dundee Corporation Group of Companies. Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 63 percent owned subsidiary, Dundee Wealth Management Inc., a company with $47 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation's real estate activities are conducted through its 86 percent owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include an approximate 31 percent interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 15.6 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kym Anthony

Executive Chairman

Dundee Wealth Bank

(416) 840-8150

or

Ned Goodman

Chief Executive Officer

Dundee Corporation

(416) 365-5665

or

Joanne Ferstman

Chief Financial Officer

Dundee Corporation

(416) 365-5010